Public Sneaker Collection LLC
 6 Harrison Street, 5th Floor
New York, NY 10013

November 15, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brian Fetterolf

Re:	Public Sneaker Collection LLC
Offering Statement on Form 1-A
Phone Call on November 10, 2022
File No. 024-11940

Dear Mr. Fetterolf:
Thank you for the phone call on November 10, 2022 regarding the Offering Statement on Form 1-A (the “Offering Statement”) of Public Sneaker Collection LLC (the “Company,” “we,” “us” or “our”). The Company is concurrently filing with the Commission an amended Offering Statement Form 1-A (the “Amended Offering Statement”).
As discussed, our affiliates, Otis Gallery LLC (“Gallery”) and Otis Collection LLC (“Collection”), will each file the Amended Offering Statement as co-issuers, as described in the offering circular included with the Amended Offering Statement, under the same file number with appended sub-numbering.

We also note that, as discussed, the size of the offering has been increased to $771,300, an approximately only 3% increase, corresponding to an increase in the value of the in-kind consideration to be received. The purpose of the change is to avoid rounding issues, which could cause fractional interests or individuals not receiving full amounts, that would affect dissolution of the referenced individual series of Gallery and Collection and the distribution of interests in the Company to the interest holders of such series in the form of liquidating distributions. By way of example, the underlying asset of Series Gallery Drop 014, a series of Gallery (“OG014”), is now to be purchased by the Company for $98,000, instead of $97,170. There are 1,000 interests in OG014 outstanding, meaning, at the former price, each interest would receive 97.17 interests in the Company. But, interests in the Company cannot be split into fractions by interest holders. Increasing the price to $98,000 results in each interest in OG014 receiving an even 98 interests in the Company.

We understand that the staff of the Securities and Exchange Commission has indicated that it does not have any further comments regarding the Offering Statement, and, accordingly, we will, through separate correspondence and following the filing by Gallery and Collection of the Amended Offering Statement, request that the Commission approve the qualification of the Amended Offering Statement as filed under this file number and co-issuer-appended file numbers.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@public.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the foregoing.

Sincerely,

Public Sneaker Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
       Keith Marshall
       President, Secretary, Treasurer & Director

cc:	Andrew Stephenson, Esq.